AEM SPA

RECEIVED
2006 AUG -8 A 9:28
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SLS/SES/227/2006/MAN/as

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY CO

06015834

August 3, 2006

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press release issued today.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone
Company Secretary

PROCESSED
AUG 08 2006
THOMSON
FINANCIAL

Encl.

Cod. 5968117 - 3.2005

AEM S.P.A.
20122 Milano - Corso di Porta Vittoria, 4 - Tel. +39 027720.1 - Fax +39 027720.3920
Capitale Sociale € 936.024.648,00 i.v. - Codice fiscale, Partita IVA e numero di iscrizione nel Registro Imprese di Milano 11957540153
Codice V.A.T. IT 11957540153 - www.aem.it - aem@aem.it

AEM SPA

FILE NO. 82-

PRESS RELEASE

FRAMEWORK AGREEMENT CONCLUDED BETWEEN AEM AND THE STIRLING SQUARE CAPITAL PARTNERS FUND FOR THE TRANSFER OF CONTROL OF METROWEB SPA

AEM RETAINS A SIGNIFICANT STAKE IN METROWEB IN ORDER TO ACCOMPANY THE COMPANY IN ITS FUTURE DEVELOPMENT

THE TRANSACTION WILL HAVE A POSITIVE IMPACT TO THE EXTENT OF EURO 200 MILLION ON THE NET CONSOLIDATED FINANCIAL POSITION OF THE AEM GROUP

Milan, 3 August – Today, Aem SpA and the Stirling Square Capital Partners *private equity* fund signed a framework agreement for the transfer by AEM of its controlling stake in Metroweb SpA, a company which owns an important broad band telecommunications infrastructure network in Milan, the Milan suburbs and other areas in Northern Italy.

This agreement provides for the 100% acquisition of Metroweb's capital by an Italian special purpose entity (Newco), to be indirectly owned by Stirling Square Capital Partners, for a controlling stake of 76.47%, with AEM retaining a stake of 23.53% (AEM investments for a total of Euro 8 million). Moreover, AEM will subscribe to convertible exit bonds issued by Metroweb for a total of Euro 24 million. The exit bonds can be converted into new issue Metroweb shares at a variable rate depending on the results achieved by Metroweb over the next few years. This performance will also determine the extent AEM's additional stake allocation, which can vary between a minimum of 8.13% and a maximum of 20.98% of Metroweb's capital. In the event of conversion, considering its initial stake of 23.53% and the dilutive effect of the conversion, AEM will therefore retain between a minimum of 29.75% and maximum of 39.57% of Metroweb's capital.

The transfer will take place on the basis of the un *enterprise value* attributed to Metroweb, in other words, Euro 232 million (including Metroweb's net financial debt, which stood at approximately Euro 200 million at 31 December 2005). Considering AEM's reinvestment of shares and convertible exit bonds, the transaction will have a positive impact on the AEM's group's net financial position, for roughly Euro 200 million. The definitive price for the transfer of shares will depend on Metroweb's net financial debt at the *closing* date, which at that date will result in a gain for AEM of Euro 5-10 million in terms of consolidated balance.

Shareholders' agreements will be signed relating to the *corporate governance* of Newco and Metroweb, as well as the stakes held in the respective companies. Moreover, AEM will have the right to appoint two board members on the Newco and Metroweb board, amongst others, the President, and will have a power of veto in relation to certain extraordinary operations. Furthermore, the stakes will be subject to *lock-up* until 31 December 2008 and reciprocal co-sales rights/obligations. In any case, AEM shall have the right of prior approval in the event the transfer of the stakes held directly and/or indirectly by Stirling Square Capital Partners in Metroweb.

On 31 December 2005, Metroweb owned a 2,252 km long cable network in the Milan area, and a 980 km long distance network. Its fibre optics infrastructure was 5,520 kilometres long, in other words a total of 263,000 kilometres of fibre.
During the same accounting period, Metroweb's turnover stood at Euro 44.1 million, which an gross operating margin of Euro 28.2 million.

Thanks to its recent investments, Metroweb has laid down cables throughout the territory of the Milan municipality, which means that Milan can boast being one of Europe's developed cities in terms of fibre optics networks, and which is an important asset in its own right. The fibre optics network is also an important feature for Milan's inhabitants.

This is also why, in the interests of users and the Milan public authorities, and on the basis of the guidelines expressed by the Municipal Authorities, certain clauses have been included in the agreements concluded, which foresee amongst others, that:

- the entirety of the network is kept;
- development of the network takes place at the same pace as town planning for the City of Milan, and the related metropolitan area;
- the network is made available to public authorities that are active throughout Milan with a view to promoting innovative community services, such as for example, health, help lines, work, safety and remote learning.

Thanks to this transaction, AEM intends to inject impetus into the development of joint venture operations with an important international investor and management that is highly specialised in this sector, thereby pursuing its own strategy of focussing on its *core business* sectors.

Stirling Square Capital Partners is an independent European *private equity* fund that is principally active in the operations relating to industrial companies or medium-sized services and capitalisations. Stirling Square Capital Partners began its activities in 2002 with an initial financial commitment of US$ 250 million invested by Citigroup.

It is expected that the signature date will take place by this coming October. The signature is conditional upon authorisation being granted by the Italian anti-trust authority and the finalisation of debit refinancing agreements for Metroweb.

Corporate Finance Advisors and UBM – UniCredit Banca Mobiliare have assisted AEM in the transaction acting as financial advisors, and Chiomenti law firm have acted as its legal advisor, whist Stirling Square Capital Partners have been assisted by the law firm, Pavia & Ansaldo.

For further information
Investor Relations
tel. 027720.3879
ir@aem.it
www.aem.it